December 4, 2018

Mr. Caleb French

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:                             Inspire Medical Systems, Inc.

Registration Statement on Form S-1 (as amended)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Inspire Medical Systems, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:15 p.m., New York City time, on December 6, 2018, or as soon thereafter as practicable.

Please be advised that we have not distributed any copies of the Preliminary Prospectus dated December 4, 2018 (the “Preliminary Prospectus”) through the date hereof, but pursuant to Rule 460 under the Act there will be distributed to underwriters, dealers, institutions and others who are reasonably anticipated to be invited to participate in the distribution of the shares as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

LEERINK PARTNERS LLC

WELLS FARGO SECURITIES, LLC

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

	By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

LEERINK PARTNERS LLC

	By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director

WELLS FARGO SECURITIES, LLC

	By:	/s/ David Herman
Name: David Herman
Title: Director

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]